Contact

www.linkedin.com/in/silviaolmedo (LinkedIn)
www.silviaolmedo.com (Company)

Top Skills

Focus Groups
Customer Insight
Marketing Strategy

Honors-Awards

Embajadora de la salud de Mexico/ health ambassador by the Mexican Ministry of Health

Publications

Los Misterios del Amor y el Sexo
Mis Sentimientos Erroneos
Preguntale a Silvia los secretos de Eva

Silvia Olmedo

VP Organicontent Los Angeles - Content Producer and Host Terapia de Shock
Santa Monica, California, United States

Summary

if you want to contact me please send me a message and I will return your email. silvia.olmedo@gmail.com

Experience

Organicontent

VP Organic Content
January 2020 - Present (3 years 4 months)
Los Angeles

VP of branded content

Televisa

10 years 3 months

Asociate content producer
April 2019 - Present (4 years 1 month)
Mexico

TV Condutor and writer of Amordidas
February 2013 - Present (10 years 3 months)
America

TV Host and content writer of Amordidas, (Unicable).

TV Host, Content Producer.Author Mis Sentimientos Erróneos Los Misterios del Amor y el Sexo y
Psychologist
January 2011 - Present (12 years 4 months)
Televisa Networks

author

Televisa

tv conductor content producer - Cuentamelove
2007 - 2012 (5 years)
Mexico

Content producer
Top Content producer, magazines, internet pages.
May 2005 - 2011 (6 years)
Américas

Proporcionamos contenido en psicología sexología, salud, bienestar personal.

Más de 5 millones de lecturas

www.silviaolmedo.tv
6 years

TV Host and content producer for www.silviaolmedo.tv
January 2005 - December 2008 (4 years)
woldwide

1 millón de visitas mensuales- 1 million one million visits a month

Health Promotion Director
January 2003 - November 2008 (5 years 11 months)
USA, MEXICO, SPAIN

Director

Development of health promotion programs, Reproductive Health, Mental Health.

Pharma Dynamics
Health Care Promotion Director
May 1999 - 2003 (4 years)

Healh promotion campaigns on reproductive health, mental health.

Education

Universidad Autonoma de Madrid
psicología, pychology · (2001 - 2006)

University of New South Wales
Master's degree, Psychology · (2005 - 2006)